Exhibit 99.7

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	August 15, 2016
For Immediate Release	NR#16-09

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX / NYSE MKT: MAG) ("MAG" or the "Company") announces the Company's unaudited financial results for the three and six months ended June 30, 2016. For details of the June 30, 2016 unaudited Financial Statements and Management's Discussion and Analysis, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in thousands of United States dollars ("US$") unless otherwise specified.

2016 SECOND QUARTER HIGHLIGHTS

•	Deep exploration drilling at Juanicipio was ongoing throughout the quarter, and 6 drill rigs are currently on the property drilling, 5 from surface and 1 from within the underground ramp.

•	2015-2016 drilling to further delineate the extent of the new Valdecañas Deep Zone was completed, and assays released subsequent to the quarter end (see Press Release August 15, 2016).

•	A supplemental $1,200 (MAG's 44% share is $528) budget for follow up drilling of the latest exploration results at Valdecañas was approved by the Juanicipio Technical Committee in late April 2016, and drilling is currently in process with six rigs turning on site.

•	Advancement of the underground ramp decline at the Juanicipio Property continues to progress at rates exceeding those envisioned in the Juanicipio Technical Report, with the cumulative advance of the ramp now approaching 3,200 metres of the 3,500 metres needed to reach the plane of the Valdecañas Vein. At this rate the Valdecañas Vein plane should be reached in late 2016 or early 2017. The ramp will then descend into the footwall of the vein and the initial mining access will be commenced.

•	The Company remains well funded, with cash and term deposits totaling $140,858. The Company believes that it is fully funded for its 44% share of Juanicipio development costs, as envisioned in the 2014 Juanicipio Technical Report.

Deep Exploration Drilling Program - Juanicipio

In 2015, Fresnillo and MAG agreed to a 2015 and 2016 drill program to further trace the extent of the new Valdecañas Deep Zone and expand the mineralization hit in holes P1-P4 announced by press release dated April 23, 2015.  Twelve holes, ranging in depth from 850 to over 1,200 metres were completed, and subsequent to the quarter end, assays for these holes were received and released (see Press Release dated August 15, 2016).

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Exploration – Cinco de Mayo

No exploration is currently being undertaken on the Company's Upper Manto and Pegaso Zone, as the Company continues its efforts to obtain a renewed surface access agreement with the local Ejido Benito Juarez. Although the Company believes the renewal process will be successful, the overall timeline to a resolution is not determinable at this time.

FINANCIAL RESULTS – THREE AND SIX MONTHS ENDED JUNE 30, 2016

As at June 30, 2016, the Company had working capital of $141,291 (June 30, 2015: $81,681) including cash and term deposits of $140,858 (June 30, 2015: $81,031).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  In the three and six months ended June 30, 2016, the Company expended cash to fund advances to Minera Juanicipio, which combined with MAG's Juanicipio expenditures on its own account, totaled $2,119 and $5,153 respectively (June 30, 2015: $990 and $3,181 respectively).  The Company makes cash advances to Minera Juanicipio as 'cash called' by operator Fresnillo, based on approved joint venture budgets.  In the three and six months ended June 30, 2016, the Company also expended $277 and $940 respectively, (June 30, 2015: $355 and $792 respectively) on its other exploration and evaluation properties.

The Company's net loss for the three and six months ended June 30, 2016 amounted to $2,227 and $3,524 respectively (June 30, 2015: $2,136 and $4,672 respectively), or $0.03/share and $0.05/share respectively (June 30, 2015: $0.03/share and $0.07/share respectively).  Share based payment expense (an non-cash item) incurred in the thee and six months ended June 30, 2016 amounted to $1,193 and $1,772 respectively (June 30, 2015: $1,114 and $1,435 respectively).

In other income and expenses for the three and six months ended June 30, 2016, the Company recorded its 44% equity loss from Minera Juanicipio of $600 and $643 respectively (June 30, 2015: $147 and $147 respectively) related to a deferred tax expense and a foreign exchange loss.  MAG also recorded a non-cash deferred tax expense of $858 and $795 respectively, for the three and six months ended June 30, 2016 (June 30, 2015: nil and nil) related to the weakening of the Mexican Peso against the US$.  The Company also realized a gain of $1,152 during the three and six months ended June 30, 2016 (June 30, 2015: Nil) on the sale of marketable securities previously held for strategic reasons.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. is focused on advancing and exploring high-grade district scale projects located within the Fresnillo district in Mexico. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver veins in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, ongoing exploration continues within the Juanicipio joint venture, while the Company concurrently works on regaining surface access to our 100% owned Cinco de Mayo property in Chihuahua state.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

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This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, the anticipated dates by which the ramp is expected to reach the plane of the Valdecañas en echelon vein system; the anticipated impact of the exploration drilling results; exploration drilling, exploitation activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

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